EXHIBIT B











                               Given Imaging Ltd.
                        and its Consolidated Subsidiaries

                    Interim Consolidated Financial Statements
                            as of September 30, 2002
                                   (Unaudited)

              Given Imaging Ltd. and its Consolidated Subsidiaries
                   Index to Consolidated Financial Statements



                                                                            Page



Consolidated Balance Sheets                                                    2

Consolidated Statements of Operations                                          4

Consolidated Statements of Changes in Shareholders' Equity                     5

Consolidated Statements of Cash Flows                                          6

Notes to the Consolidated Financial Statements                                 8

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data


                                                                      September 30,              December 31,
                                                              -----------------------------     --------------
                                                                 2002              2001              2001
                                                              -----------       -----------     --------------
                                                              (Unaudited)       (Unaudited)        (Audited)
                                                              -----------       -----------     --------------
Assets

Current assets
 Cash and cash equivalents                                       $ 42,508          $  6,558          $ 61,230
 Accounts receivable:
   Trade                                                            5,089               809             2,470
   Other                                                            1,282               793               853
 Inventories                                                        7,898             2,640             3,257
 Prepaid expenses                                                   1,160               184             1,149
 Advances to suppliers                                                  6               475                 -
                                                               ----------        ----------        ----------

Total current assets                                               57,943            11,459            68,959
                                                               ----------        ----------        ----------

 Deposits                                                             135                72               104

 Assets held for severance benefits                                   573               280               353

 Fixed assets, less accumulated depreciation                        9,183             3,808             5,104

 Other assets, at cost, less accumulated amortization               1,670             2,531             1,403
                                                               ----------        ----------        ----------

 Total Assets                                                    $ 69,504          $ 18,150          $ 75,923
                                                               ==========        ==========        ==========

The accompanying notes are an integral part of these consolidated financial statements

              Given Imaging Ltd. and its Consolidated Subsidiaries
                           Consolidated Balance Sheets
                    U.S. $ in thousands except per share data


                                                                                September 30,              December 31,
                                                                        -----------------------------      ------------
                                                                           2002              2001              2001
                                                                        -----------       -----------      ------------
                                                                        (Unaudited)       (Unaudited)        (Audited)
                                                                        -----------       -----------      ------------
Liabilities and shareholders' equity

Current liabilities

Current installments of obligation under capital lease                     $     55          $     64          $     62
Accounts payable and accrued expenses:
  Trade                                                                       3,346             2,120             2,765
  Other                                                                       5,341             1,519             3,032
Related parties                                                                  35                 -                16
Deferred revenue                                                                570                36               193
                                                                         ----------        ----------        ----------

Total current liabilities                                                     9,347             3,739             6,068
                                                                         ----------        ----------        ----------
Long-term liabilities
Obligation under capital lease, net                                              62               136               105
Liability for employee severance benefits                                       726               346               417
                                                                         ----------        ----------        ----------

Total long-term liabilities                                                     788               482               522
                                                                         ----------        ----------        ----------

Total liabilities                                                            10,135             4,221             6,590

Minority interest                                                             2,209                 -                 -

Shareholders' equity
Share capital:
Series A Preferred Shares NIS 0.01 par value each (27,000,000 shares authorized and 0, 9,115,925 and 0 shares issued and fully paid
 at September 30, 2002, 2001 and December 31, 2001, respectively)                 -               107                 -
Ordinary Shares, NIS 0.05 par value each (60,000,000 shares
 authorized; 25,174,913, 8,823,988 and 25,104,913 shares issued and fully paid at September 30, 2002, 2001 and December 31,
 2001, respectively)                                                            297               103               296
Additional paid-in capital                                                  100,181            35,714           100,103
Capital reserve                                                               2,165                 -                 -
Receipt on account of shares                                                      -             2,745                 -
Unearned compensation                                                          (152)             (488)             (350)
Accumulated deficit                                                         (45,331)          (24,252)          (30,716)
                                                                         ----------        ----------        ----------

Total shareholders' equity                                                   57,160            13,929            69,333
                                                                         ----------        ----------        ----------

Total liabilities and shareholders' equity                                 $ 69,504          $ 18,150          $ 75,923
                                                                         ==========        ==========        ==========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Operations
                    U.S. $ in thousands except per share data

                                                                 Nine month period ended     Three month period
                                                                         ended                     ended            Year ended
                                                                      September 30,             September 30,      December 31,
                                                                    2002         2001         2002         2001        2001
                                                                 -----------  ----------   ----------   ---------- -------------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)
Revenues                                                          $  19,854    $   1,256      $ 7,459     $ 1,256     $   4,733

Cost of revenues                                                     (8,855)        (759)      (3,081)       (759)       (2,476)
                                                               ------------  ----------- ------------  ----------- ------------

Gross profit                                                         10,999          497        4,378         497         2,257

Operating expenses
Research and development, gross                                      (6,570)      (4,076)      (2,261)     (1,464)       (6,156)
Royalty bearing participation                                             -           44            -           -            44
                                                               ------------  ----------- ------------  ----------- ------------

Research and development, net                                        (6,570)      (4,032)      (2,261)     (1,464)       (6,112)

Marketing expenses                                                  (16,111)      (7,565)      (5,287)     (3,272)      (12,902)
General and administrative expenses                                  (3,284)      (1,599)        (970)       (693)       (2,664)
                                                               ------------  ----------- ------------  ----------- ------------

Total operating expenses                                            (25,965)     (13,196)      (8,518)     (5,429)      (21,678)


Operating loss                                                      (14,966)     (12,699)      (4,140)     (4,932)      (19,421)
Financing income, net                                                 1,111          506          105         133           764
Other income (expenses)                                                (707)           -           20           -             -
                                                               ------------  ----------- ------------  ----------- ------------

Loss before taxes on income                                         (14,562)     (12,193)      (4,015)     (4,799)      (18,657)
Taxes on income                                                           -            -            -          -              -
                                                               ------------  ----------- ------------  ----------- ------------

Net loss before minority share                                      (14,562)     (12,193)      (4,015)     (4,799)      (18,657)

Minority share in (profits) loss of subsidiary                          (53)           -           65           -             -
                                                               ------------  ----------- ------------  ----------- ------------

Net loss                                                          $ (14,615)   $ (12,193)    $ (3,950)   $(4,799)     $ (18,657)
                                                               ============  =========== ============  =========== ============

Basic and diluted loss per Ordinary Share                         $   (0.58)   $   (1.60)    $  (0.16)   $ (0.62)     $   (1.60)
                                                               ============  =========== ============  =========== ============

Weighted average number of Ordinary Shares
 outstanding used in basic and diluted loss
 per Ordinary Share calculation                                  25,144,913    8,807,490   25,174,913    8,814,090   12,879,369
                                                               ============  =========== ============  =========== ============


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
           Consolidated Statements of Changes in Shareholders' Equity
                    U.S. $ in thousands except per share data

                                                                                           Receipt
                                                                                             On
                                                                   Additional              Account  Unearned    Accumu-
                            Series A                                Paid-In      Capital     of      Compen-     lated
                        Preferred Shares      Ordinary shares       Capital      Reserve    Shares   sation     Deficit    Total
                      --------------------  --------------------  ------------   -------   --------  -------    --------  -------
                        Shares     Amount    Shares     Amount
                      ----------  --------  ---------  ---------
Nine months ended
 September 30, 2002
 (Unaudited)
Balance as of
 December 31, 2001           -    $    -    25,104,913    $  296    $ 100,103    $     -   $     -   $ (350)   $ (30,716)  $ 69,333

Changes during the
period:
Exercise of stock
 options                     -         -        70,000         1           78          -         -        -            -         79
Amortization of
 unearned
 compensation                -         -             -         -            -          -         -      198            -        198
Capital reserve from
 issuance of shares
 in a newly formed
 subsidiary                  -         -             -         -            -      2,165         -        -            -      2,165
Net loss                     -         -             -         -            -          -         -        -      (14,615)   (14,615)
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------
Balance as of
 September 30,
 2002 (Unaudited)            -    $    -    25,174,913    $  297    $ 100,181    $ 2,165   $     -   $ (152)   $ (45,332)  $ 57,160
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------
Nine months ended
 September 30, 2001
 (Unaudited)
Balance as of
 December 31, 2000   9,115,925    $  107     8,804,188    $  103    $  35,384    $     -   $     -   $ (460)   $ (12,059)  $ 23,075


Changes during the
 period:
Allocation of
 employee's
 stock options               -         -             -         -          298          -         -     (298)           -         -
Amortization of
 unearned
 compensation                -         -             -         -            -          -         -      270            -       270
Ordinary shares
 issued                      -         -        19,800         -           32          -         -        -            -         32
Receipts on account
 of shares                   -         -             -         -            -          -     2,745        -            -      2,745
Net loss                     -         -             -         -            -          -         -        -      (12,193)   (12,193)
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------
Balance as of
 September 30,
 2001 (Unaudited)    9,115,925    $  107     8,823,988    $  103    $  35,714    $     -   $ 2,745   $ (488)   $ (24,252)  $ 13,929
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------

Three months ended
 September 30, 2002
 (Unaudited)
Balance as of June
  30, 2002                   -    $    -    25,174,913    $  297    $ 100,181    $ 2,165   $     -   $ (200)   $ (41,381)  $ 61,062

Changes during the
 period:
Amortization of
 unearned
 compensation                -         -             -         -            -          -         -       48            -         48
Net loss                     -         -             -         -            -          -         -        -       (3,950)    (3,950)
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------
Balance as of
 September 30,
 2002 (Unaudited)            -    $    -    25,174,913    $  297    $ 100,181    $ 2,165   $     -   $ (152)   $ (45,331)  $ 57,160
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------

Three months ended
 September 30, 2001
 (Unaudited)
Balance as of June
 30, 2001            9,115,925    $  107     8,804,188    $  103    $  35,682    $     -   $     -   $ (579)   $ (19,453)  $ 15,860

Changes during the
 period:
Amortization of
 unearned
 compensation                -         -             -         -            -          -         -       91            -         91
Ordinary shares
 issued                      -         -        19,800         -           32          -         -        -            -         32
Receipts on account
 of shares                   -         -             -         -            -          -     2,745        -            -      2,745
Net loss                     -         -             -         -            -          -         -        -       (4,799)    (4,799)
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------
Balance as of
 September 30,
 2001 (Unaudited)    9,115,925    $  107     8,823,988    $  103    $  35,714    $     -   $ 2,745   $ (488)   $ (24,252)  $ 13,929
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------

Year ended December
 31, 2001 (Audited)
Balance as  of
 December  31, 2000  9,115,925    $  107     8,804,188    $  103    $  35,384    $     -   $     -   $ (460)   $ (12,059)  $ 23,075

Changes during the
 year:
Conversion of
 preferred
 shares into
 Ordinary Shares    (9,115,925)     (107)    9,115,925       107            -          -         -        -            -          -
Ordinary shares
 issued                      -         -     7,184,800        86       64,101          -         -        -            -     64,187
Allocation of
 employees' stock
 options                     -         -             -         -          251          -         -     (251)           -          -
Allocation of
 non-employees'
 stock options               -         -             -         -          367          -         -        -            -        367
Amortization of
 unearned
 compensation                -         -             -         -            -          -         -      361            -        361
Net loss                     -         -             -         -            -          -         -        -      (18,657)   (18,657)
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------
Balance as of
 December 31,
 2001 (Audited)              -    $    -    25,104,913    $  296    $ 100,103    $     -   $     -   $ (350)   $ (30,716)  $ 69,333
                     ---------    ------    ----------    ------    ---------    -------   -------   ------    ---------   --------


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                      Consolidated Statements of Cash Flows
                    U.S. $ in thousands except per share data

                                                                 Nine month period ended     Three month period
                                                                         ended                      ended           Year ended
                                                                      September 30,             September 30,       December 31,
                                                                    2002         2001         2002         2001        2001
                                                                 -----------  -----------  -----------  ----------- ------------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)

Cash flows from operating activities:
Net loss                                                          $ (14,615)   $ (12,193)   $  (3,950)   $ (4,799)   $ (18,657)

Adjustments required to reconcile net loss to net cash used in operating activities:

Minority share in profits (losses) of subsidiary                         53            -          (65)          -            -
Depreciation and amortization                                         1,629          717          788         312        1,074
Financing expenses on capital lease obligation                            -           (5)          (1)         (4)          (4)
Erosion of deposits                                                       1            -           (3)          -            -
Employees' stock options compensation                                   198          270           48          91          361
Non employees' stock options compensation                                 -            -            -           -          367
Severance benefits, net                                                  89           27           12          10           25
Loss from sales of fixed assets                                           -           10            -           -           20
Increase (decrease) in accounts receivable                           (3,048)      (1,283)          69      (1,129)      (3,004)
Increase in prepaid expenses                                            (11)         (19)         (19)        (59)        (984)
(Increase) decrease in advances to suppliers                             (6)        (216)         178        (463)         259
Increase in inventory                                                (4,641)       (2021)      (1,152)       (236)      (2,638)
Increase (decrease) in accounts payable                               2,353        1,572       (1,040)        923        3,775
Increase (decrease) in deferred revenue                                 377           36           68         (80)         193
Increase (decrease) in payable to related parties                        19           (1)           -          (1)          15
                                                                 ----------   ----------   ----------   ---------   ----------
Net cash used in operating activities                             $ (17,602)   $ (13,106)   $  (5,067)   $ (5,435)   $ (19,198)
                                                                 ----------   ----------   ----------   ---------   ----------

Cash flows from investing activities:
Purchase of  fixed assets and other assets                        $  (5,375)   $  (2,930)   $  (2,699)   $   (771)   $  (4,955)
Proceeds from sales of fixed assets                                       -            -            -           -           17
Deposit                                                                 (32)         (25)          (2)         (7)         (57)
                                                                 ----------   ----------   ----------   ---------   ----------
Net cash used in investing activities                             $  (5,407)   $  (2,955)   $  (2,701)   $   (778)   $  (5,005)
                                                                 ----------   ----------   ----------   ---------   ----------

Cash flows from financing activities:
Issue expenses                                                    $       -    $  (1,462)   $       -    $   (717)   $       -
Principal payments on capital lease obligation                          (50)         (43)         (24)        (13)         (56)
Proceeds from the issuance of Ordinary Shares                            79           32            -          32       64,187
Proceeds on account of share capital                                      -        2,745            -       2,745            -
Issuance of shares by consolidated company                            4,321            -            -           -            -
                                                                 ----------   ----------   ----------   ---------   ----------
Net cash (used in) provided by financing activities               $   4,350    $   1,272    $     (24)   $  2,047    $  64,131
                                                                 ----------   ----------   ----------   ---------   ----------

Effect of exchange rate changes on cash                           $     (63)   $     (13)   $       -    $      6    $     (58)
                                                                 ----------   ----------   ----------   ---------   ----------

Increase (decrease) in cash and cash equivalents                  $ (18,722)   $ (14,802)   $  (7,792)     (4,160)   $  39,870
                                                                 ----------   ----------   ----------   ---------   ----------
Cash and cash equivalents at beginning of period                  $  61,230    $  21,360    $  50,300    $ 10,718    $  21,360
                                                                 ----------   ----------   ----------   ---------   ----------
Cash and cash equivalents at end of period                        $  42,508    $   6,558    $  42,508    $  6,558    $  61,230
                                                                 ==========   ==========   ==========   =========   ==========

The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Consolidated Statements of Cash Flows (Cont'd)
                    U.S. $ in thousands except per share data


(a)      Non-cash transactions

                                                                   Nine month period         Three month period
                                                                         ended                      ended           Year ended
                                                                      September 30,             September 30,      December 31,
                                                                    2002         2001         2002         2001        2001
                                                                 -----------  -----------  -----------  ---------- ------------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)

Capital lease obligations                                            $    -       $   28       $    -      $    -       $   28
Purchase of fixed assets                                             $  600       $    -       $  600      $    -       $    -

(b)      Supplementary cash flow information

                                                                   Nine month period         Three month period
                                                                         ended                      ended           Year ended
                                                                      September 30,             September 30,      December 31,
                                                                    2002         2001         2002         2001        2001
                                                                 -----------  -----------  -----------  ---------- ------------
                                                                 (Unaudited)  (Unaudited)  (Unaudited)  (Unaudited)  (Audited)

Interest paid                                                        $    6        $  10       $    1       $   4        $  12
Income taxes paid                                                    $   63        $  51       $   16       $  13        $  75


The accompanying notes are an integral part of these consolidated financial statements.

              Given Imaging Ltd. and its Consolidated Subsidiaries
                 Notes to the Consolidated Financial Statements
                    U.S. $ in thousands except per share data

Note 1 - Organization and Basis of Presentation

          A.        Description of business

          i. Given Imaging Ltd. (the "Company") was incorporated in Israel in January 1998. The Company has generated revenue from sales of its products commencing the third quarter of 2001. Due in large part to the significant research and development expenditures required to develop its product, the Company has generated losses each year since its inception.

                    The novel medical device industry in which the Company is involved is characterized by the risks of regulatory barriers and reimbursement issues. Penetration into the world market requires the investment of considerable resources and continuous development efforts. The Company's future success is dependent upon several factors including the technological quality, regulatory approvals and sufficient reimbursement of its products.

          ii. On August 1, 2001, the U.S. Food and Drug Administration cleared the marketing in the United States of the Company's swallowable video capsule.

          iii. On March 6, 2002, the Company requested the withdrawal of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on January 28, 2002. No securities have been sold pursuant to the said Registration Statement. The Company has determined at this time not to proceed with the registration and sale of the securities covered by the Registration Statement due to market conditions.

          iv. Commencing the second quarter of 2002, the Company is no longer considered a development stage company and therefore it ceased applying SFAS 7.

          B.        Basis of presentation

          The accompanying unaudited condensed consolidated financial statements contain all adjustments (consisting only of normal recurring adjustments) which, in the opinion of management, are necessary to present fairly, the financial information included therein. It is suggested that these financial statements be read in conjunction with the audited consolidated financial statements and accompanying notes included in the Company's Annual Report on Form 20-F for the year ended December 31, 2001. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 - Japanese Subsidiary

          In May 2002, the Company signed an agreement with Marubeni Corporation and Suzuken Co. Ltd. ("the Partners") for the purpose of establishing a joint venture through a wholly-owned subsidiary in Japan, Given Imaging KK. According to the agreement, the Partners invested $ 4.3 million in consideration for 49% of Given Imaging KK equity. Since Given Imaging KK was a newly formed subsidiary, the Company recorded a capital reserve of $ 2.2 million as a result of this investment.